File No. _________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE

INVESTMENT ADVISERS ACT OF 1940 (“ADVISERS ACT”)

DECLARING THE APPLICANT TO BE A

PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

JEFFREY MANAGEMENT COMPANY

140 East Town Street

Suite 1400

Columbus, Ohio 43215

All communications, notices and orders to:

Dan L. Jaffe, Esq.

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street

Columbus, Ohio 43215

(614) 464-5650 (phone)

(614) 464-6350 (fax)

This Application (including Exhibits) consists of 17 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Jeffrey Management Company 140 East Town Street Suite 1400 Columbus, Ohio 43215 File No. _________	) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE INVESTMENT ADVISERS ACT OF 1940

Jeffrey Management Company, an Ohio corporation (“JMC”), hereby files this application (this “Application”) for an Order of the Securities and Exchange Commission (the “Commission”) under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 (the “Advisers Act”) declaring it to be a person not within the intent of the Advisers Act to the extent that it cannot satisfy all of the conditions to be a “family office” as defined in Rule 202(a)(11)(G)-1 (the “Family Office Rule”) under the Advisers Act. For the reasons discussed below, JMC believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act and the Family Office Rule.

I.	BACKGROUND

In April 2017, Jeffrey LLC, a Delaware limited liability company (“Jeffrey LLC”), obtained an exemptive order from the Commission under Section 6(c) of the Investment Company Act of 1940 (the “Act”) permitting Jeffrey LLC, a private investment company wholly owned and controlled by a single family, to exceed 100 beneficial owners (Release No. 32590/April 4, 2017). The family members at issue are the descendants of Joseph A. Jeffrey (1836-1928) (“J.A. Jeffrey”).

At the same time, Jeffrey LLC’s affiliated family office entities, Katahdin Asset Management LLC, a Delaware limited liability company (“Katahdin”), and The Jeffrey Company, an Ohio corporation (“TJC”), obtained exemptive orders from the Commission under Section 202(a)(11)(H) of the Advisers Act, as discussed below. Katahdin and TJC each represented to the Commission that (i) each person served by the adviser is a Family Client,1 i.e., the adviser has no clients other than Family Clients as required by paragraph (b)(1) of the Family Office Rule, (ii) the adviser is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule and (iii) the adviser does not hold itself out to the public as an investment adviser as required by

[1]	Unless otherwise indicated, all capitalized words have the meaning ascribed to them in the Family Office Rule.

paragraph (b)(3) of the Family Office Rule. Once Jeffrey LLC exceeded the 100 beneficial owner limitation of Section 3(c)(1) of the Act, however, Jeffrey LLC no longer would qualify as a Family Client (i.e., Jeffrey LLC no longer would be excepted from the definition of “investment company” under the Act). Thus, Katahdin and TJC sought, and obtained, exemptive orders under the Advisers Act. Katahdin Asset Management LLC, Investment Advisers Act Release 4680 (April 4, 2017), and The Jeffrey Company, Investment Advisers Act Release 4681 (April 4, 2017).

In 2020, Katahdin converted under state law into Jeffrey Fiduciary Company, an Ohio corporation and private trust company (“JFC”). JFC is the successor family office and, in addition, provides fiduciary and trust administration services exclusively for Family Clients. JFC continues to meet all the conditions imposed on Katahdin under Katahdin’s exemptive order.

For business reasons, TJC’s Board of Directors (the “Board”) is proposing an affiliate restructuring in which all JFC employees would be transferred to JMC, a wholly owned subsidiary of TJC formed on September 7, 2023 (the “Restructuring”). After the Restructuring, JMC would provide advisory and non-advisory services to, and conduct the day-to-day operations of, Jeffrey LLC, TJC and JFC, with JMC’s own employees, subject to the direction of the Board. The services to be provided include investment advisory services; fiduciary and trust administration services for JFC; determining strategies for the implementation of the policies, directives and goals for Jeffrey LLC, TJC and JFC; establishing and maintaining a system of financial controls and reporting for Jeffrey LLC, TJC and JFC; establishing and maintaining information technology systems and services, telecommunications systems and services, and human resource capabilities sufficient for the provision of JMC’s management services; and developing and implementing communications to and with the members of Jeffrey LLC and the shareholders of TJC.

The family office also relies on Commission-registered investment advisers in managing Jeffrey LLC’s investments, subject to the oversight of the Board. Currently, substantially all of the assets of Jeffrey LLC (including cash) are managed by five unrelated investment advisers, all of which are registered with the Commission. Substantially all of the assets of Jeffrey LLC are liquid, diversified, publicly traded securities, representing over 1,400 discrete holdings.

JMC, like TJC and JFC, would satisfy all of the requirements of the Family Office Rule, with the sole exception that Jeffrey LLC no longer would qualify as a Family Client assuming Jeffrey LLC has exceeded the 100 beneficial owner limitation of Section 3(c)(1) of the Act. For that reason, JMC is seeking an exemptive order under Section 202(a)(11)(H) of the Advisers Act.

Unless JMC is granted an exemptive order under Section 202(a)(11)(H) of the Advisers Act, the Restructuring will not take place.

II.	REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term “investment adviser” to mean “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . .”

If the Restructuring occurs, JMC would comply with the Family Office Rule exclusion from the term “investment adviser” under Section 202(a)(11) of the Advisers Act, with the sole exception that JMC would have a “client” (Jeffrey LLC) that no longer qualifies as a Family Client assuming Jeffrey LLC has exceeded the 100 beneficial owner limitation of Section 3(c)(1) of the Act.2

JMC does not qualify for any of the exemptions from registration as an investment adviser set forth in Section 203(b) of the Advisers Act and, because JMC has regulatory assets under management of more than $110 million, JMC is not prohibited from registering under Section 203A(a) of the Advisers Act. Therefore, absent relief from being subject to the provisions of the Advisers Act, the Restructuring could not occur without JMC’s registration under Section 203(a) of the Advisers Act, notwithstanding that JMC would continue to offer its services only to Jeffrey LLC, TJC and JFC (and possibly other Family Clients) and would not hold itself out to the public as an investment adviser. JMC, therefore, requests that the Commission issue an Order pursuant to Section 202(a)(11)(H) of the Advisers Act declaring JMC not to be a person within the intent of the Advisers Act.

III.	DISCUSSION

A.	Relationship with Jeffrey LLC Would Not Change the Nature of JMC into that of a Commercial Advisory Firm

In the Proposing Release for the Family Office Rule, the Commission stated as follows:

“We viewed the typical single family office as not the sort of arrangement that Congress designed the Advisers Act to regulate. We also were concerned that application of the Advisers Act would intrude on the privacy of family members. . . . As a consequence, disputes among family members concerning the operation of the family office could be resolved within the family unit or, if necessary, through state courts under laws specifically designed to govern family disputes, but without the involvement of the Commission. . . . The Act was not designed to regulate the interactions of family members in the management of their own wealth.”3

[2]

Paragraph (d)(4)(xi) of the Family Office Rule defines a Family Client to include “any company wholly owned (directly or indirectly) exclusively by, and operated for the sole benefit of, one or more other family clients; provided that if any such entity is a pooled investment vehicle, it is excepted from the definition of ‘investment company’ under the Investment Company Act of 1940.”

[3]

SEC, Family Offices, Investment Advisers Act Release No. 3098 (Oct. 12, 2010) (“Proposing Release”), at pages 4, 5 and 8. This policy was reaffirmed in the adopting release. Investment Advisers Act Release No. 3220 (June 22, 2011) (“Adopting Release”), at page 4 (“As we discussed in the Proposing Release, our orders have provided an exclusion for family offices because we viewed them as not the sort of arrangement that the Advisers Act was designed to regulate.”).

The Adopting Release clarified that the Advisers Act was not designed to regulate certain private advisory offices, and that the Family Office Rule was designed “to prevent circumvention of the Advisers Act’s protections by firms that are operating as commercial investment advisory firms.”4

JMC believes that its circumstances are consistent with the rationale for the Family Office Rule described in the Proposing Release and the Adopting Release. In requesting this Order, JMC is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. If the Restructuring occurs, JMC’s clients will be TJC and JFC, each of which is a Family Client, in addition to Jeffrey LLC. Units of Jeffrey LLC would continue to be held entirely by Family Clients. Transfers of the units by unitholders (with the exception of redemptions and certain narrowly defined estate planning transfers) would continue to be prohibited. Jeffrey LLC would continue to be managed and controlled by TJC, which in turn is managed by the Board, a majority of the members of which are Family Members. JMC believes that none of the concerns the Commission mentioned in the Proposing Release and the Adopting Release regarding an overly broad application of the Family Office Rule would materialize.

B.	There Is No Public Interest in Requiring JMC to Be Registered Under the Advisers Act

JMC is a private organization that was formed to be the new “family office” for the descendants of J.A. Jeffrey. If the Restructuring occurs, JMC’s sole “clients” will be Jeffrey LLC, TJC and JFC. Indeed, JMC’s services will be specifically and exclusively tailored to the needs of Jeffrey LLC, TJC and JFC. Those services would not change or be affected assuming Jeffrey LLC has exceeded the 100 beneficial owner limitation of Section 3(c)(1) of the Act. Thus, there is no public interest concern that would require JMC to be registered under the Advisers Act.

IV.	PRECEDENT

In In the Matter of Katahdin Asset Management LLC, Investment Advisers Act Release 4680 (April 4, 2017), and In the Matter of The Jeffrey Company, Investment Advisers Act Release 4681 (April 4, 2017), the Commission’s orders declared, with respect to each of the then-constituted family offices for the descendants of J.A. Jeffrey, that a single-family office was not within the intent of Section 202(a)(11) of the Advisers Act, where the family office meets all of the requirements of the Family Office Rule, except that one of its “clients” (Jeffrey LLC) is a pooled investment vehicle created exclusively for the benefit of and wholly owned by Family Clients that is, by virtue of a Commission order, exempt from all the provisions of the Act and all rules and regulations thereunder.

[4]	Adopting Release, at page 37.

More generally, although the Family Office Rule largely codified the exemptive orders that the Commission previously had issued to family offices, the Commission recognized in proposing the rule that the exact representations, conditions or terms contained in every exemptive order could not be captured in a rule of general applicability. In proposing the Family Office Rule, the Commission stated with respect to the definition of who is considered a “family client” that “[w]e have not included every type of individual or entity that has been included in a prior exemptive order based on specific facts and circumstances,” and noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed “family client” definition.5

In addition to the orders issued to Katahdin and TJC, the Commission has issued other orders subsequent to the adoption of the Family Office Rule.6 Each of those orders treated the applicant as a Family Office even though the applicant was providing advisory services to persons who did not fall within the definition of “Family Client.” Those orders recognized unusual circumstances in which an entity provided services to such persons while remaining focused on a single family’s needs.

In this case, the Restructuring simply would move the locus of the principal family office to a new entity, JMC, without changing any of the material facts that were the subject of the orders issued to Katahdin and JFC.

[5]	See Proposing Release, at Section II.A.
[6]

See Lewis Family Advisors, LLC, Investments Advisers Act Release Nos. 5690 (Feb. 24, 2021) (notice) and 5704 (March 23, 2021) (order); Arena Holdings Management LLC, Investments Advisers Act Release Nos. 5624 (Nov. 5, 2020) (notice) and 5635 (Dec. 2, 2020) (order); 1112 Partners, LLC, Investments Advisers Act Release Nos. 4902 (May 1, 2018) (notice) and 4917 (May 29, 2018) (order); D-W Investments LLC, Investments Advisers Act Release Nos. 4066 (Apr. 24, 2015) (notice) and 4090 (May 19, 2015) (order); Duncan Family Office, Investment Advisers Act Release Nos. 3867 (July 1, 2014) (notice) and 3882 (July 29, 2014) (order); Gruss and Co. Inc., Investment Advisers Act Release Nos. 3866 (July 7, 2014) (notice) and 3883 (July 29, 2014) (order).

V.	PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, JMC states that its name and address is indicated on the first page of this Application. JMC further states that all written or oral communications concerning this Application should be directed to:

Dan L. Jaffe, Esq.

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street

Columbus, Ohio 43215

Email: dljaffe@vorys.com

Phone: (614) 464-5650

All requirements for the execution and filing of this Application on behalf of JMC have been complied with and are in accordance with the governing documents of JMC, and the undersigned is fully authorized to execute this Application. JMC has adopted the resolutions attached as Exhibit A authorizing the filing of this Application. The Verifications required by Rule 0-4(d) under the Advisers Act are attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-5 under the Advisers Act, is attached as Exhibit C.

VI.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, JMC requests that the Commission issue an Order under Section 202(a)(11)(H) of the Advisers Act declaring JMC not to be a person within the intent of the Advisers Act, provided that JMC complies with the following conditions:

1.	JMC will offer and provide services only to: (i) Jeffrey LLC, which will generally be deemed to be, and treated as if it were, a Family Client; and (ii) other Family Clients.

2.

JMC at all times will be wholly owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities as defined in paragraph (d)(5) of the Family Office Rule.

3.	Jeffrey LLC at all times will be wholly owned by Family Clients.

4.

At all times the assets beneficially owned by Family Members and/or Family Entities (including assets beneficially owned by Family Members and/or Family Entities indirectly through Jeffrey LLC) will account for at least 95% of the assets for which JMC provides services.

5.

JMC will comply with all the terms for exclusion from the definition of “investment adviser” under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

JMC submits that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

JMC states that, pursuant to the authority granted to the President of JMC by the directors of JMC, the undersigned, being such President and who has signed and filed this Application on behalf of JMC, is fully authorized to do so.

Dated: September 26, 2023

/s/ Kerry J. Houghton
Kerry J. Houghton
President of Jeffrey Management Company

Exhibit Index

Exhibit A: Authorization of Directors of Jeffrey Management Company

Exhibit B: Verifications

Exhibit C: Proposed Notice

EXHIBIT A

AUTHORIZATION OF DIRECTORS OF

JEFFREY MANAGEMENT COMPANY

BE IT RESOLVED, that the president of Jeffrey Management Company (the “Company”) be, and he hereby is, authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications, including any supplements, amendment or amendments and restatements thereto, pursuant to Section 202(a)(11)(H) of the Investment Advisers Act of 1940 (the “Advisers Act”), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, declaring the Company to be a person not within the intent of the Advisers Act; and

FURTHER RESOLVED, that the president of the Company be, and he hereby is, authorized to take such further action, and to make such representations on behalf of the Company, relating to any such application, supplement, amendments or amendments and restatement as he may deem necessary or desirable.

I, Robert E. Wagner, Secretary of the Company, do hereby certify that the above resolutions were duly adopted by the board of directors of the Company on September 11, 2023.

/s/ Robert E. Wagner
Robert E. Wagner
Secretary

EXHIBIT B

VERIFICATION OF APPLICANT

The undersigned states that he has duly executed the attached Application dated September 26, 2023, for an Order under Section 202(a)(11)(H) of the Investment Advisers Act of 1940 (“Advisers Act”) Declaring the Applicant to be a Person Not Within the Intent of the Advisers Act for and on behalf of Jeffrey Management Company (“JMC”); that he is the President of JMC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kerry J. Houghton
Kerry J. Houghton

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION

[Release No. IA- ___ ; File No. ___—_______]

Jeffrey Management Company; Notice of Application

[Date]

Agency: Securities and Exchange Commission (“SEC” or “Commission”).

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 (“Advisers Act”).

Applicant: Jeffrey Management Company (the “Applicant”).

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(H) of the Advisers Act to be excluded from the definition of “investment adviser” set forth in Section 202(a)(11) of the Advisers Act.

Summary of Application: The Applicant requests that the Commission issue an order declaring the Applicant to be a person not within the intent of Section 202(a)(11) of the Advisers Act, which defines the term “investment adviser.”

Filing Dates: The application was filed on September 26, 2023.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on _________________, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Advisers Act, hearing requests should state the nature of the writer’s interest in this matter, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission’s Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Applicant, Jeffrey Management Company, c/o Dan L. Jaffe, Vorys, Sater, Seymour and Pease LLP, 52 East Gay Street, Columbus, Ohio 43215.

For Further Information Contact: _______________, Senior Counsel, at (202) 551-_____ (Division of Investment Management, Chief Counsel’s Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission’s website either at http://www.sec.gov/rules/iareleases.shtml or by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicant’s Representations:

1. The Applicant was formed to be the successor, multi-generational single-family office that provides services to the family and descendants of Joseph A. Jeffrey (1836-1928) (“J.A. Jeffrey”) through the provision of services to Jeffrey LLC, a Delaware limited liability company, to The Jeffrey Company, an Ohio corporation (“TJC”), and to Jeffrey Fiduciary Company, an Ohio corporation (“JFC”). The securities of each of the Applicant, Jeffrey LLC, TJC and JFC are 100% owned directly or indirectly by the descendants of J.A. Jeffrey. The sole shareholder of the Applicant, and the managing member of Jeffrey LLC, is TJC. The Applicant, as well as each of TJC and JFC, is managed by a board of directors, a majority of the members of which are Family Members as defined in paragraph (d)(6) of Rule 202(a)(11)(G)-1 (the “Family Office Rule”) (with J.A. Jeffrey being the “common ancestor” for this purpose). Capitalized terms used herein have the same meaning as defined in the Family Office Rule.

2. The Applicant will provide a wide array of services (both advisory and non-advisory) to Jeffrey LLC, TJC and JFC.

3. The Applicant represents that, other than as set forth in representations 4 and 5 below, (i) each of the persons to be served by the Applicant will be a Family Client, i.e., the Applicant will have no clients other than Family Clients as required by paragraph (b)(1) of the Family Office Rule, (ii) the Applicant is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule and (iii) the Applicant will not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule.

4. Jeffrey LLC was granted by the Commission, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “ICA”), an exemption from all of the provisions of the ICA, and all rules and regulations thereunder, subject to the conditions contained in Jeffrey LLC’s application, as amended. Such exemption permits Jeffrey LLC to have more than 100 beneficial owners.

5. The Applicant represents that the Applicant will continue to meet the three general conditions of the Family Office Rule set forth in item 3 above, with the exception that Jeffrey LLC (assuming Jeffrey LLC has exceeded the 100 beneficial owner limitation of Section 3(c)(1) of the ICA) does not qualify as a Family Client, as more fully described below. The Applicant represents that the assets owned beneficially by Family Members and/or Family Entities (including assets beneficially owned by Family Members and/or Family Entities indirectly through Jeffrey LLC) will account for at least 95% of the assets for which the Applicant will provide services.

Applicant’s Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term “investment adviser” to mean “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as a part of a regular business, issues or promulgates analyses or reports concerning securities . . . .”

2. The Applicant will qualify as a Family Office under the Family Office Rule, and thus the Applicant will not be considered to be an “investment adviser” under Section 202(a)(11) of the Advisers Act, with the sole exception that the Applicant will have a “client” (Jeffrey LLC) that no longer qualifies as a Family Client assuming Jeffrey LLC has exceeded the 100 beneficial owner limitation of Section 3(c)(1) of the ICA. In that case, the Applicant would not be able to rely on the Family Office Rule exclusion from the term “investment adviser.” The Applicant does not qualify for any of the exemptions from registration as an investment adviser set forth in Section 203(b) of the Advisers Act and, because the Applicant has regulatory assets under management of more than $110 million, the Applicant is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act. Therefore, absent relief, the Applicant would be required to register as an investment adviser under Section 203(a) of the Advisers Act.

3. The Applicant submits that the Applicant should not be considered an investment adviser under the Advisers Act. In support of this argument, the Applicant notes that the Applicant is wholly owned by a Family Entity and exclusively controlled by a Family Entity, the Applicant’s clients will be only Jeffrey LLC, TJC and JFC (and possibly other Family Clients), and the Applicant will not hold itself out to the public as an investment adviser. Further, the Applicant submits that there is no practical difference from a regulatory standpoint between Jeffrey LLC being “excepted from the definition” of “investment company” under the ICA and Jeffrey LLC being exempt from all of the provisions of the ICA pursuant to an SEC order.

4. The Applicant also submits that there is no public interest in requiring the Applicant to be registered under the Advisers Act. The Applicant states that, in requesting the order, the Applicant is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. The Applicant is a private organization that was formed to be the “family office” for descendants of J.A. Jeffrey and to provide services that are specifically and exclusively tailored to the needs of Jeffrey LLC, TJC and JFC. The Applicant’s clients would continue to be only Jeffrey LLC, TJC and JFC (and possibly other Family Clients), and the Applicant would continue to be focused solely on their needs.

5. The Applicant submits that, although the Family Office Rule largely codified the exemptive orders that the Commission had previously issued before the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Commission recognized in proposing the Family Office Rule that the exact representations, conditions or terms contained in every exemptive order could not be captured in a rule of general applicability. The Commission noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed “family client” definition, and that certain situations may raise unique conflicts and issues that are more appropriately addressed through an exemptive order process, where the Commission can consider the specific facts and circumstances, than through a rule of general applicability. The Applicant notes that the Commission has issued orders subsequent to the adoption of the Family Office Rule, and that those orders treated each applicant as a Family Office even though the applicant was providing services to persons who did not fall within the definition of “Family Client.” The Applicant submits that those orders recognized unusual circumstances in which an entity provided services to such persons while remaining focused on a single family’s needs. The Applicant maintains that its unusual circumstances – Jeffrey LLC not qualifying as a Family Client assuming it has exceeded 100 beneficial owners – would not change the nature of the Applicant’s operations into that of a commercial advisory business, and that an exemptive order is appropriate based on the Applicant’s facts and circumstances.

6. For the foregoing reasons, the Applicant requests an order declaring it to be a person not within the intent of Section 202(a)(11) of the Advisers Act. The Applicant submits that the order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

Applicant’s Conditions:

1. The Applicant will offer and provide services only to (i) Jeffrey LLC, which will generally be deemed to be, and treated as if it were, a Family Client, and (ii) other Family Clients.

2. The Applicant at all times will be wholly owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities as defined in paragraph (d)(5) of the Family Office Rule.

3. Jeffrey LLC at all times will be wholly owned by Family Clients.

4. At all times the assets beneficially owned by Family Members and/or Family Entities (including assets beneficially owned by Family Members and/or Family Entities indirectly through Jeffrey LLC) will account for at least 95% of the assets for which the Applicant provides services.

5. The Applicant will comply with all the terms for exclusion from the definition of “investment adviser” under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Secretary

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